



18008048

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44352

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____07/01/17_____AND ENDING_____06/30/18_____
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ONYX PARTNERS, INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3605 S. TOWN CENTER DRIVE, SUITE A
                              (No. and Street)

LAS VEGAS   NV   89135
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CATHY DANIELS   (702)880-0005
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS, LLP
                    (Name – if individual, state last, first, middle name)

8750 N. CENTRAL EXPRESSWAY, SUITE 300	DALLAS	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ANDREW J. ASTRACHAN , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ONYX PARTNERS, INCORPORATED , as of JUNE 30, 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHY M. DANIELS
Notary Public - California
Los Angeles County
Commission # 2160713
My Comm. Expires Jul 23, 2020

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ONYX PARTNERS, INCORPORATED
(SEC Identification No. 8-44352)

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION**

June 30, 2018

ONYX PARTNERS, INCORPORATED

Table of Contents

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Onyx Partners, Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Onyx Partners, Incorporated (the "Company") as of June 30, 2018 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
August 15, 2018

We have served as the Company's auditor since 2014.

1

ONYX PARTNERS, INCORPORATED
STATEMENT OF FINANCIAL CONDITION

	June 30, 2018
ASSETS	
Cash and cash equivalents	$ 463,202
Prepaid insurance	1,095
Property and equipment, net	4,685
Total assets	$ 468,982

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 107
Total liabilities	107
Commitments (Note 3)	
Stockholder's equity	
Common stock; no par value; 100,000 shares authorized, 2,000 shares issued outstanding	137,000
Additional paid in capital	2,175,504
Accumulated deficit	(1,843,629)
Total stockholder's equity	468,875
Total liabilities and stockholder's equity	$ 468,982

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

Onyx Partners, Incorporated, a California corporation, was formed in August 1990 and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in December 1991. Onyx Partners, Incorporated (the "Company" or "Onyx") became qualified as a broker-dealer with the National Association of Securities Dealers (now known as the Financial Industry Regulatory Authority (FINRA)) in May 1993.

In connection with its activities as a broker-dealer, the Company intends to hold no funds or securities for customers, and does not intend to execute or clear customer transactions. Accordingly, it is exempt from provisions of SEC Rule 15c3-3 relating to the physical possession or control of such funds or securities.

The Company is also a registered investment adviser with the California Department of Corporations. For investment adviser purposes, the Company itself holds no funds or securities for customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Definition of Fiscal Year:

The Company's fiscal year end is June 30.

Cash and Cash Equivalents:

Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of acquisition. Cash and cash equivalents are on deposit with financial institutions without restrictions.

Fair Value:

The fair value of financial instruments, including cash and cash equivalents and accounts payable, approximate carrying value, principally because of the short maturity of those items.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from these estimates.

Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company maintains cash balances at financial institutions that may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation.

Revenue Recognition:

Revenue is recognized when earned and realization is reasonably assured.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated over the estimated useful lives of the assets on a straight line basis. Estimated useful lives of the assets are between three to five years.

Property and equipment as of June 30, 2018 consisted of the following:

Furniture and equipment	$ 8,853
Vehicle	74,617
Less accumulated depreciation	(78,785)
Total property and equipment	$ 4,685

Income Taxes:

The Company applies the Income Taxes Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") relating to accounting for uncertain tax positions. The Income Taxes Topic establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires deferred tax assets be recognized for temporary differences that will result in deductible amounts in future years and for carry forwards. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company's policy for interest and penalties related to uncertain tax positions is to classify them in the financial statements as interest expense.

Subsequent Events:

Subsequent events are events or transactions that occur after the balance sheet date but before the date the financial statements are available to be issued. Subsequent events that provide additional evidence about conditions that existed at the balance sheet date are considered in the preparation of the financial statements presented herein. Subsequent events that occur after the balance sheet date that do not provide evidence about the conditions that existed as of the balance sheet date are considered for disclosure based upon their significance in relation to the financial statements taken as a whole.

NOTE 3 – LEASE COMMITMENTS

Beginning January 1, 2013 the Company entered into a one-year lease agreement for office space at a cost of $320 per month. Since the lease expired on December 31, 2013, the Company has leased the same space on a month-to-month basis.

ONYX PARTNERS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS (continued)
JUNE 30, 2018

NOTE 4 – CAPITAL CONTRIBUTIONS

The sole stockholder of the Company, Andrew J. Astrachan, made capital contributions in the amount of $300,000 during the fiscal year ended June 30, 2018. As capital may be necessary, Andrew Astrachan will fund the Company.

NOTE 5 – INCOME TAXES

The Company has losses carried forward for income tax purposes through June 30, 2018. The Company paid $800 of California state income taxes for the year ending June 30, 2018. After consideration of the state taxes paid and valuation allowance recorded on the deferred tax assets generated, there were no material reconciling differences between the statutory rate of 34% for July 1, 2017 to December 31, 2017 and 21% for January 1, 2018 to June 30, 2018, and the Company's effective tax rate for the year ended June 30, 2018. The differences between the tax basis of assets and liabilities and their financial statement amounts are reflected as deferred income tax assets or liabilities using enacted tax rates.

There are no current or deferred tax expenses for the period ended June 30, 2018 due to the Company's loss position, other than the $800 paid to California for state income taxes during the year ended June 30, 2018. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as deferred tax assets or liabilities. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carry forward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes at June 30, 2018.

As of June 30, 2018, there is no accrued interest or penalties recorded in the financial statements. The Company's federal tax filings remain subject to examination by the federal taxing authorities for years 2012 through the present.

The composition of the Company's deferred tax assets at June 30, 2018 is as follows:

Net operating loss carryforwards	$ 2,149,344
Statutory federal income tax rate	21%
Deferred tax asset	(451,362)
Less: Valuation allowance	451,362
Net deferred tax asset	$ --

The valuation allowance and the deferred tax asset both decreased $199,369 for the year ended June 30, 2018 due to changes in the estimated expected tax rates from the Tax Cut and Jobs Act that was signed into law on December 22, 2017.

NOTE 5 – INCOME TAXES (continued)

At June 30, 2018, the Company has a tax net operating loss carryforwards of approximately $2,149,344 available to offset future taxable income. At June 30, 2018, the amounts and expiration dates of these carryforwards is as follows:

Years Ended June 30,	Expires		Amount
2007	2027	$	86,494
2008	2028		139,076
2009	2029		126,220
2010	2030		176,998
2011	2031		177,420
2012	2032		199,216
2013	2033		82,162
2014	2034		132,745
2015	2035		219,750
2016	2036		210,291
2017	2037		362,788
2018	2038		236,184
		$	2,149,344

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $100,000 or 6.667% of aggregate indebtedness and a maximum ratio aggregate indebtedness to net capital of 12 to 1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At June 30, 2018, the Company has net capital, as defined, of $463,095 which was in excess of its required net capital by $363,095. The Company's ratio of aggregate indebtedness to net capital at June 30, 2018 was 0.0002 to 1 (see Schedule I in Supplementary Information).



ONYX

PARTNERS, INC.

August 18, 2018

SEC Headquarters
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: SEC ID #8-44352
        BD #029474

Enclosed please find two copies of our audited financial statement report, and two copies of our audited financial condition report for our fiscal year June 30, 2018 in compliance with Rule 17a-5.

If you have any questions, please call.

Sincerely,

Cathy Daniels
Controller
702.880.0005

3605 Town Center Drive
Suite A
Las Vegas, Nevada 89135
Tel (702) 880-0005
Fax (702) 240-6186